EXHIBIT 99.3
Press Conference

INFOSYS TECHNOLOGIES LIMITED
PRESS CONFERENCE
Q2 FY 09 RESULTS
OCTOBER 10, 2008

CORPORATE PARTICIPANTS

Kris Gopalakrishnan
Infosys Technologies – CEO and MD

S.D. Shibulal
Infosys Technologies – COO

V. Balakrishnan
Infosys Technologies – CFO

Mohandas Pai
Infosys Technologies – Director and Head – HR, E&R, Fac and Adm

Ashok Vemuri
Infosys Technologies – Head – Banking and Capital Markets and Member – Executive Council

BG Srinivas
Infosys Technologies – Head – Manufacturing vertical and Member – Executive Council

PRESS CONFERENCE PARTICIPANTS

Gautam Das
Deccan Chronicle

Arun
Economic Times

Hari
Bloomberg

Sumeet
Reuters

Meenu
Business India

Neetu
Forbes India

Rahul
Business Today

Vineeta
CNBC TV 18

Erika Kinetz
Associated Press

Balaji
Rediff

Ramya
TV 9

Bani

Good afternoon. Pleasure seeing you all. We will start the proceeding by a presentation by Kris on the company’s financial performance. We will have Shibu join in for the operational performance. Kris comes back to provide the financial outlook. That will be followed by the Q&A. I would request you to press the red button in the panel in front of you to ask a question. Please state your name and the name of your publication, and I would also request you to release the button after you have asked the questions. I would like to take this opportunity to inform you that we have a small celebration planned to mark the 100,000 employee milestone. Mr. Murthy and Nandan will be joining us for this celebration. We have it in outside the lawn area, outside the empty hall lawn area, and I request you all to join at 1:30. That will be after the Q&A. Over to Kris then.

Kris Gopalakrishnan

Thanks Bani and good afternoon to everyone of you. Thank you for coming to this press conference to announce the second quarter results. We had an excellent second quarter. In every parameter you use to judge a like Infosys, we have done better in Q2. Our revenue grew sequentially by 5.3% in dollar terms. In constant currency terms, that is if currencies have not fluctuated like it had done, we grew actually 7.1%. In rupee terms, we grew 11.6% in Q2. Volume growth was 6.5%. The pricing continues to be stable. We are not seeing any trend in terms of challenges in pricing and things like that. Our operating margins improved in Q2 by 3%. We saw a reduction in attrition in Q2. We added more than 10,000 employees. We said 10,000 employees, we added more than 10,000 employees in the second quarter and we plan to add another 4,500 employees in the third quarter and for the year we had said 25,000 employees and we look to add gross 25,000 employees for the year. In spite of the challenging environment, we have had significant wins in Q2. Five consulting transformation kind of deals and five large outsourcing deals, each more than $ 50 million in size. So all in all, it was a wonderful performance by the company. Now, given that the environment is challenging, we of course had to consider that when we look at future guidance and that is what is reflected. Part of that is due to currency impact. The 3% is due to currency impact and the balance is due to the impact of the environment. So, now let me quickly take you through the highlights. This is the safe harbor statement. If you look at the financial performance first, the income in rupee terms was Rs. 5,418 crores for the quarter ended September 30, 2008. The year-on-year growth was 32%. The year-on-year growth on net profit was 30.2%. Earnings per share increased to Rs. 25.02 from Rs. 19.26 in the corresponding quarter for the previous year, so that is an year-on-year growth of 30%. We have also declared an interim dividend of Rs. 10 per share. 40 new clients were added. The gross addition as I said is more than 10,000 employees and we have crossed the 1 lakh milestone in terms of employees in this quarter. So there is celebration, a little bit later. Here is profit and loss account summary for this quarter. We had an income of Rs. 5,418 crores. Net profit after tax was Rs. 1,432 crores. So, now let me hand it over to my colleague Mr. Shibulal to take you through the operational parameters.

S. D. Shibulal

Good morning. I will take you through the operational performance. Before I start, let me expand on something what Kris said. As Kris was saying, Q2 was a very good quarter for us as far as wins are concerned. We had multiple large wins in Q2, five of them in transformation space and five of them in large outsourcing space, three of them very close to $ 100 million plus. So, in that sense, it is a very good quarter for us from a deal perspective. We added 40 new clients in Q2, again a very good number to have. North America came down marginally. It is very much in line with our strategy. Europe went up to 28.1%. We will continue to invest in Europe. Our strategy is to take the ratios to more like a 40:40:20 level rather than where it is today but that will take time. We will continue to invest.in Europe and ROW. The utilization went up from last quarter, excluding trainees. Again this is a season in which we add people, the offers we gave to campuses last year, in Q2 and Q3 and that usually brings down the utilization, but it went up in Q2. Fixed price marginally up, 34.1%, I don’t think it is a material issue. Onsite has remained stable. As I said, we added 40 new clients this quarter. We continue to have 325 million dollar clients. Our dependence on the top client came down, it came down from 7.9% to 7.6%. We are very comfortable with single digit revenue from the top client. That is our limit and this is very good. The top five clients give us 18.6%, the top ten 28.0%. Both marginally down from last quarter and even the trend was down, which means that we are broad-basing our revenue, that means we are getting revenue from larger and larger base of clients which is good.

We have won various recognitions this quarter. The first one is 2008 RBS Supplier Excellence Award for Global Contribution. Then, the second one is Partner in Progress for the second consecutive year from Sears. Forbes magazine listed us amongst the top Asian 50s. Talking of client acquisition, we added 40 new clients. The next one is a very interesting thing. We have rolled out a product for the retail space, Shopping Trip 360. This is a purely innovative product. It is meant for the retailer, the manufacturer and the consumers. It creates an ecosystem where you can actually track the behavior of the consumer and do up-selling or even discounting based on the situation, based on how the behavior is. It is a patent pending application. Business transformation, we have had multiple wins. Interestingly when you have these kinds of turmoil, there is ownership and leadership change happening in many of our clients and it does create opportunities for us. For example, when somebody acquires another organization, they need to go through system integration, they need to go through system rationalization and in Q2, we have one such win where we are working with an organization to create an integration plan for some asset which they have acquired.

These are some of the services. The second one is capacity management system to facilitate collaboration with its suppliers, process engineering for a auto major and as well as deployment and maintenance of applications. So, we are winning larger, complex and very marquee deals. Finacle is doing very well. There is a strong momentum. It has added four clients. Out of the five or six transformational deals we have, three of them are in Finacle. They are excellent. We have applied for an aggregate for 22 patents this quarter in US and India and with that, we have an aggregate of 171 patent applications pending in both countries. A seminal event for us. Our employee strength has crossed 100,000. It is 100,306 as of the end of Q2 and software professionals 93,000. We added 10,000 people as Kris said. Our projection was 10,000 people, we added 10,117 gross and we also added 1,700 laterals. The capital expenditure was Rs. 391 crores for the quarter. We have 18 million square feet space as of September 30th 2008, which can accommodate 85,000 employees worldwide and we have 6 million square feet in construction. That will allow us to accommodate another 19,000 or 20,000 employees. Thank you.

Kris Gopalakrishnan

In Indian GAAP, our guidance is expected, for the third quarter, the quarter ending December 31, 2008, is expected to be in the range of Rs. 5,519 crores to Rs. 5,730 crores. This is an year-on-year growth of 29.2% to 34.2%. Earnings per share expected to be Rs. 26.63, year-on-year is close to 23.6%. We have assumed a conversion rate of 46.97 and for the full year, Rs. 21,309 crores to Rs. 21,731 crores, year-on-year growth of 27.7% to 30.2%. So clearly the guidance in rupee terms is up.

Let me summarize where we are today. We have reached a milestone of crossing 100,000 employees. It is a significant milestone for the company. Despite the market conditions, the company’s performance has been very good, pricing is stable. All the parameters I talked about in terms of operating margin improvement, client additions, growth, every parameter, we have done well but we have to revise the guidance downwards, the dollar guidance downwards to reflect the economic situation and the drastic depreciation in major currencies against the dollar. So, about 3% is due to the depreciation of major currencies against US dollar and about 3% due to current economic situation. The transformational strength continues to drive demand. Our enterprise solutions and consulting service has crossed 25% in terms of size and it is continuing to drive growth. We are also seeing growth in media, entertainment, manufacturing. We benefited from the depreciation of rupee against US dollars during the quarter. This was partially offset by the sharp appreciation of US dollar against all major currencies. We are a very strong company. Our liquidity position continues to be strong with cash and cash equivalents reaching $ 1.9 billion. So, now we will move to the Q&A session. As Bani said, please press the red button, identify yourself and then ask a question. Thank you.

Gautam Das

Yeah, this is Gautam Das from Deccan Chronicle. Kris last quarter, I remember you said that you had noticed some sporadic, push-outs in large deals. Has this escalated kind of when you talk of Q2, that is one and secondly, the consolidation in the BFSI space is supposedly shrinking the market, what would be the impact of this on large scale players like Infosys? Thank you.

Shibulal

On the large deal, in fact, Q2 was a very good quarter for us as far as large deals are concerned. As I said, we have won two $ 100 million plus and one slightly below $ 100 million dollar deal and another two large deals and transformational deals also we have won. So winning the deal does not seem to be a problem but at the same time, I have to go back to what I said last time, the decision making and the ramp-up continues to be an issue because of the simple reason that at least in the BFSI segment, many of the clients who work…actually we do not work with any of the clients where there are severe problems, but even in the others, there has been either ownership change or leadership change and that is leading to slowness in decision making as well as slowness in ramp-up and that we are definitely seeing. We are pursuing at this point about 12 deals of reasonable size, but these deals are usually 8-9 or 9-12 months incubation period but we have a pretty good pipeline and Ashok will answer the question on BFSI.

Ashok Vemuri

So, in terms of consolidation on the BFSI, we have actually been on the good side of it, there is always a good side and a bad side to it. So we seem to be in the good side fortunately. None of our large clients have had a solvency issue. It is about liquidity issue. Also very clearly the consolidation is bringing up new opportunities. It is obviously shrinking the number of clients that are out there who are prospects, but it is increasing the number of opportunities either from a post-merger integration work, whether from resolution of duplicity of systems, bringing in more efficiency and productivity, etc.

Kris Gopalakrishnan

Next question.

Arun

Hi, Arun from ET. Generally wanted some clarification on this Shopping Trip 360. You are launching it at a time when there has been some feeling that retail is also slipping, particularly in markets like the US and Europe, what is your reading about this and how exactly is this product being received at the market place?

S. D. Shibulal

So, first of all, it is already launched. It has got a very good media coverage and very good traction. Please remember these are the times when retailers want to be innovative, right, because when you have struggled in the market, that is when you want to be innovative, you want to try out new ideas, you want to see how you can entice clients, your customers, how can you make your customers buy more or stay more and how do you do that, by understanding the behavior, how do you do that, by seeing what they are doing and trying to react with them at the real-time basis. So, what this product allows you to do is to understand the behavior of the customer in the store and react real-time to the behavior. So, for example, if you are staying longer in front of a product, looking at the product, you will get an alert on your mobile or something saying that, , we will offer you 10% discount. So, it is very, very sensitive to the context and real-time and reacting to what you are doing in the store. So, in that sense, it is innovative and it is very relevant in today’s market and very interesting to the retailers who are trying to figure out new ways of doing up-selling or doing volume increase.

Arun

My next question is to Bala. Bala, you have kind of revised your guidance and the EPS also, the target has been cut down. You also recently decided to increase your dividend payout ratio from 20% to 30%, you stick to that or you see that also kind of coming under pressure?

V. Balakrishnan

See, in July, we gave a guidance of 19%-21% growth in revenues in dollar terms, the cross currencies have moved against dollar. If you take for example Australian Dollar, it depreciated close to 16% against dollar and Euro and GBP has depreciated around 12% to 14%. So, there is a need to revise the dollar guidance because of the cross-currency movement, that is around 3%, and we revised the guidance by another 3%. So, our revised guidance is 13% to 15% keeping in mind what is happening in the external environment. In the last four weeks, there are lot of developments in the external environment. We want to be cautious. Even though we have not seen any impact till now with any of our clients, we want to be cautious, that is why we revised the guidance. Coming to the dividend, earlier we used to pay up to 20% of net profits. We revised it to up to 30%. So we can pay any percentage up to the 30%. Last year, we paid an interim dividend of 120% on par value. This year, we are paying around 200% of the par value. So, there is an increase in dividend. What is the final amount, it will be decided by the board somewhere when we announce our March numbers.

Hari

Hari from Bloomberg. Just wanted a clarification on the Axon statement. You said that you are not going to raise your price. Is that the same as Infosys walking away from the Axon deal or is the offer still on the table and it is up to Axon. Thank you.

V. Balakrishnan

No, we are not making any statement that we are walking away. We only said we are not going to increase our price. So it is for the board of Axon to decide which deal they want to go with.

Hari

So, for any reason if Axon decides that Infosys is more attractive despite the offer staying at 600, you would still be interested?

V. Balakrishnan

No, these are all hypothetical questions. We don’t want to speculate but as you know Axon board has clearly said they got a higher competing offer and they are withdrawing the recommendation they have given for Infosys. So that is what the reality is and these are hypothetical questions. That is for Axon board to decide.

Hari

So, you only said you are not raising the price, you have not indicated to them that you are not pursuing the deal anymore.

V. Balakrishnan

Look we had put a clear 2.5 announcement. We are bound by that. The only thing what we can say today is we don’t want to increase the price. It is clearly communicated to the board of Axon. Now it is for them to decide. We have no more comments on that.

Sumeet

Hi, this is Sumeet from Reuters. Can you give me an overview of your business in Europe? I know that in the past quarter, business from Europe grew, but there is a feeling that this financial crisis is also kind of spreading in Europe. So what is your outlook in that market and also has your view on technology spending, global technology spending changed from last quarter in terms of more and more companies kind of freezing their technology spending?

BG Srinivas

Okay, I will talking about Europe. Yes, from an Infosys strategic direction, we will continue to invest in Europe as you have seen the numbers. While it has gone up for the quarter, overall even if you take the last three years, the trend is clearly accelerated growth in Europe. There is a lot of headroom in Europe in spite of the fact that the current market uncertainty will impact Europe, but in spite of that, Europe has yet to consolidate its service offerings and outsource in a manner which US has done historically. So, we see continued headroom for growth and we have diversified portfolio. All our eight service lines have very significant presence in Europe. At the same time, if you look at each of the countries where we are present and where we have invested, we continue to see growth in manufacturing, energy and utilities, pharma, retail, we have seen growth in the last two quarters and we still see demand flow coming in. So, that is the outlook for Europe.

Kris Gopalakrishnan

So, when it comes to technology spending, see I think companies medium to long term will continue to invest in technology. If you step aside from what is happening today, global economy will continue to grow. I know that saying that today doesn’t sound very right, but clearly global economy will continue to grow because of India and China over the medium to long term and technology will continue to improve productivity. There is lots of technologies which are getting introduced which will continue to improve productivity and hence I think there will be continued investment in information technology brining more efficiency, bringing better customer service, etc. So the technology spending in the medium to long term will continue to increase.

Meenu

Meenu from Business India. Given the situation in the rest of the world, will Infosys be looking more sharply at the domestic market, more than what you had planned earlier?.

Kris Gopalakrishnan

Its not more because what is happening elsewhere. It is more because we want to grow India as a business location or as a location where we can sell our services. See, we have a long term strategy and which I want to again repeat. Today, our revenues are approximately 60% from North America, 30% from Europe, 10% from rest of the world. If you want to balance this to 40:40:20, we will continue to grow US. So what it means is that the rest of the world, Europe, etc., must grow faster and that is what we are trying to do by increasing our focus on Europe, Australia, Japan, India, China, Middle East, Latin and South America, etc. and there is a strategic direction for Infosys.

Neetu

Hi, this is Neetu from Forbes India. At the beginning of the year you had given a guidance of hiring 30,000 people for the whole of this year. Do you still stand by that guidance or are you revising that as well?

T. V. Mohandas Pai

At the beginning of the year, we said that we will hire 25,000 people. Till today we have hired about 17,300 people, 7180 in the first quarter, then the balance second quarter. We had made 18,000 offers, 11,700 offers had been acted upon and the balance 6,300 offers for the campus recruitment of last year is outstanding and we are going to send letters, may be, next week. So all of them will come in by the end of December and not all join, a percentage of them join. So we are honoring all the offers that we have made. At this time point of time, we are sticking to our guidance of 25,000 people that we are going to recruit.

Rahul

Mr. Pai, Rahul from Business Today. I wanted to check if, you know, the mix of the hiring changes in terms of the freshers and junior managers. How does that change now in the current environment?

T. V. Mohandas Pai

No, one big thing about this current environment is expectation from people has come down. There was some irrational exuberance in market terms, in terms of salary expectations. Obviously it is going to come down. The talent availability is expanding, many more laterals want to come and join and also there is a degree of uncertainty in colleges about next year. So, there will be a flight to quality and one thing we are seeing in India is that many other companies, manufacturing companies, were not hiring and not able to hire are suddenly becoming more attractive. So, I think next year we will see a sea change in the hiring scenario across India, but one redeeming factor has been that the irrational exuberance about salaries, asking outrageous salary is coming down and that is a good thing.

Arun

Mr. Pai, Arun, you were saying that you will see increased hiring from engineering companies next year and as a corollary, IT hiring kind is coming down is it?

T. V. Mohandas Pai

No, no, the point I am saying is that engineering companies are increasingly able to hire people today, because hiring from IT has come down this year and next year it may be down compared to this year again. So they are able to get many more people and that is what all analysts’ report say and that is what the colleges are telling us because they are seeing many more engineering companies come down. Also remember there were many captives and financial services companies were recruiting in large numbers. That number has come down. So it means that there is more an offer available to everybody across the board and there is more choice from both sides of the equation.

Arun

No, fine, but can I get some number to back this, I mean, if you saying that hiring from IT companies is expected to come down and therefore propel more hiring from engineering companies, by what kind of percentage are we talking of a reduction and second thing is in terms of captives and financial service companies kind of hiring, you hear the media reports of so many people being laid off and so many CVs floating in the market with HR firms, etc. So can we get some kind of number perspective to that?

T. V. Mohandas Pai

No you can see analysts’ report which say that people who go to the campuses have reduced their quantum of hiring based upon the interim thing. It is a report that is available from a brokerage house, I mean that is the source of data available to everybody and that states very clearly that this is happening across the board. As far as we are concerned, our hiring from campuses next year and this year is almost the same. So we have not increased it, we have not decreased it. We are almost the same based upon what we see at this point of time and we also see newspaper reports and other reports who say that engineering companies and manufacturing companies are able to find talent much easier. Just the other day, there was a newspaper report on the front pages that engineering companies are able to get more engineers. That is the context.

Vineeta

Hi, this is Vineeta from CNBC TV 18. How are you approaching accounts from the financial services space. What are your long-term plans there and are you looking at scaling down operations from the US?

S. D. Shibulal

I will answer the US and then the…..

Ashok Vemuri

Okay, from our BSFI client perspective, obviously there is some amount of consolidations or clients and prospect basis coming together but clearly we see significant amount of opportunities amidst this turmoil. We are seeing traction, we are seeing new kinds of opportunities both on the cost arbitrage perspective as well as on the revenue side of the business. We are increasingly being called to do post-merger integration work. We are being called to increase their efficiencies and productivity. We are being asked to help them because they have a global footprint and so do we. On both sides of the Atlantic we are seeing significant traction. Obviously, there is some amount of deferment and delay in decision making, there is some amount of uncertainty because of turmoil in the executive suite. So, we are seeing all of that as well, but our clients have known us for our experience and track record and they continue to engage with us not only in conversation but in actual deals. So, if you actually look at the performance this quarter on a constant dollar terms, the BSFI has actually grown by about 3% quarter-on-quarter. Of the total number of 40 accounts that have been opened, a significant chunk of that is on the BFSI sector on both sides of the Atlantic. We are also seeing significant traction on an end-to-end basis with our consulting services. Our Finacle product and Haragopal is here who can talk about it. We have done significant transformation deals on that on our process outsourcing as well as our technology work. We are seeing expansion and interest in the BSFI sector from regions which were not happening earlier, whether it is Latin America, it is South America, whether its Asia, whether it is Australia. So we have significant traction which we are going to continue to invest because we believe that his partnership that we have with our clients will only yield dividend over a period of time.

Arun

Mr. Pai, Arun again, any particular reason why you are seeing a slowdown in attrition, I mean it is a good thing for you guys, but any particular reason?

T. V. Mohandas Pai

You are asking the obvious questions. I mean attrition is a function of many things. 45% of the people who leave us, leave us to join other companies and that figure has remained between 45% to 50% over the last three years and even this quarter, second quarter, when the attrition on the last 12 month basis is down to 12.8%, 45% of the people left us to join other companies and obviously in the market place, the job opportunities are much fewer. You have seen it happening last quarter and this quarter. You have seen in all the companies attrition is down. So there is less flight from companies to other companies and people consider security of tenure more important than anything else I guess, that is why attrition is down.

Arun

There is an issue about people leaving for higher studies at the entry level, has it come down, has it also contributed to lower attrition rate?

T. V. Mohandas Pai

In fact, 20% of attrition for us is because people want to go for higher studies in the last 12 months. It was 15% the year before and 11% the year before that. So, so far, I mean in the last 12 months, we have seen more people go. I think next year there are going to be many more MBAs coming out into the job market, into the saturated job market, many more M. Techs coming out. So as far as we are concerned, there are two reasons for people to leave us, joining other companies is 45% and 20% is for higher studies.

Female Speaker

Going back to the Axon deal, your decision to not increase the price, how much is it reflection of the current economic scenario, how much of it is intrinsic value, you know that you saw in Axon and is this reflection or reiteration of the conservative nature that Infosys is very famous for?

Kris Gopalakrishnan

See we have done due diligence before we made the bid. We have gone back and looked at all the metrics we looked at etc., and we feel that we see no reason to increase the price. So that is where we are today. There is nothing else we can add to that discussion. Infosys still looks at acquisition as a way, as a strategic way in which we can expand in a particular market. We can grow a service faster. So acquisition still continues to be an option we would look at, we have a dedicated team under Deepak Padaki who looks at M&A. So all those things continue. Here, there is a competing bid which is higher. So we need to respond. We have decided to respond saying that we are not increasing our price. That’s it.

Erika Kinetz

Hi, Erika Kinetz from the Associated Press. I wanted to just clarify, can you give some sense of the number of deals added by, deal number or dollar volume that you have actually gotten so far as a result from the financial turmoil and consolidation in the financial services industry and also has this consolidation and some of the new pressures on financial services firm, is that drawing you into any new kinds of business, new kinds of higher value added business. Second question, I wanted to ask is about salaries, can you talk about, are you giving raises as much this year to the last year. Thanks.

Shibulal

So, I will try and answer the first question. We have actually, so far only started working with one opportunity as a result of the turmoil and as I mentioned, it is an opportunity where we are working on an acquisition integration. What we are also saying is that these kinds of turmoils, when they settle down or when it starts to settle down, people have to integrate what they have acquired, people have to build new systems. There will be a lot of regulations which will come out and they have to be implemented. So there will be new opportunities which will come out of this, and we are quite well prepared to take advantage of those opportunities. Let we ask Mohan to give you the numbers on the compensation increases?.

T. V. Mohandas Pai

Our compensation increase is over. We had 11% to 13% increases and 4-5% increase abroad. 11% to 13% in India and 4-5% abroad and that happened effective from April. In the midterm, in October, we have done a midterm promotion because that is the policy we have that we will have promotion twice a year. So there has been a midterm promotion. So, we have kept our promises to people and we have seen many companies give hikes which are much lower.

Male Speaker

This one integration, Bank of America and Merrill-Lynch, is it……...

Ashok Vemuri

Sorry, what is the question?

Ashok Vemuri

Well they both are clients of ours and from most consolidation that have happened, have happened to our benefit as I said earlier, so we do expect this also to be beneficial.

Male Speaker

I just want to check that is the integration that Mr. Shibulal was referring to…..?

Ashok Vemuri

No. First, see we were doing certain post-merger integration work, we are doing some, we are also being invited to the table today to actually assist some of our client banks as they are acquiring some other players. So actually we have moved up the value chain into a true consulting fashion. So we are doing technology post-merger integration and what Mr. Shibulal was addressing was a fact that we are also being called to consult on how to do the integration.

Male Speaker

A CLSA Capital analyst said in a report that Infosys won a deal with Rio Tinto. Can you confirm that sir?

Kris Gopalakrishnan

See, we do not want to comment on a particular deal or a particular company. So do not ask us about any particular company.

Male Speaker

I am sorry, I mean I have to ask, it is my job to ask these questions and of course you have the, you have the authority and you have the prerogative to not answer my question and I respect that. So, to just follow up, they also said in the report that Telstra is consolidating its vendors and Infosys is involved in this competition. So can you say anything about this? Thank you.

Kris Gopalakrishnan

I am sorry. I will say no comments.

Balaji

Please I have to get my story. Even at the cost of repetition, Mr. Gopalakrishnan, could you repeat, could you just elaborate on these interesting opportunities for transformational service providers like what is the challenging environment giving that interesting opportunities. Could you elaborate on that? In case you are done, could you repeat it?

Kris Gopalakrishnan

See even in this challenging environment as we have been saying, the transformational opportunities or post merger integration work, advisory role in terms of how companies should approach this environment. Should they look at acquisition? Should they look at asset purchases? And then once they do that, how will they manage the change? How will they do the integration? So there are a lot of opportunities in that sense. That is one. The second opportunity we see in this environment is, definitely companies would look at consolidating their spending, consolidating their vendors and that also gives a company like Infosys an opportunity because we have good relationship, we have good track record, we have fairly strong balance sheet and things like that and gives us an opportunity. The offshore itself is a very attractive option for many companies today in this environment especially when they look at reducing costs. Of course that probably will get traction maybe over the next 2-3 quarters. So there are lots of interesting opportunities even in this environment.

Balaji

No, by that, are you suggesting that your customers you are talking about, I don’t know, whether it is existing or potential, they will be moving from their existing vendors to you because of the cost advantage because of the offshore, because the earlier points you said that is more operational which you do in situations like this. Operational integration and all, but with respect to market opportunities, could you elaborate on that? Do you see that because of the turmoil and then particularly in the BFSI sector, those companies which maybe which you are outsourcing to some other companies in Europe, peer companies, do you see that the traction has shifted to India or companies like Infosys? The global delivery model that you have…

Kris Gopalakrishnan

There is also an opportunity.

Ramya

Hi, this is Ramya from TV9. I just wanted to know like now Tatas have rolled out of, I mean, they have gone off West Bengal and now they are in Gujarat. So what sort of impact could this have on the investments of Infosys there?

Kris Gopalakrishnan

So as we have been saying, we feel bad that this has happened because any state when it looks at development must make sure that they facilitate, they create jobs and things like that and this was an opportunity. Well, that’s anyway, behind. Now Infosys will of course review the situation as and when we need to make a move. We have been offered. We need to when it comes, there are stages actually; when those stages come in, we have to then look at our situation and decide, what we want to do. That’s what we said we will review as and when it is required and then take a decision at that point.

Male Speaker

Just another question, sir. What kind of overall impact can one expect because of the global financial crisis in Infosys? And for Infosys, what kind of impact could that be like?

Kris Gopalakrishnan

So we have already given, right. We have said this is our guidance. We have given what we expect the impact to be.

Vineeta

Vineeta again, also how confident is Infosys of acquiring a 90 acres land that you would be acquiring in Singur especially after the Tata Motors withdrawal?

Kris Gopalakrishnan

We are not in Singur and the exact situation is not the same.

Arun

Bala, in another few weeks’ time, the tradition of pre-budget meeting with the finance minister would start happening and given the fact that we are headed towards a global economic slowdown and prospects within the country also are not too very good in the light of slowdown here as well as general elections, do you feel that they could be a possible extension of the STPI this thing by one more year or is there some kind of a lobbying happening on part of the IT companies?

V. Balakrishnan

Maybe NASSCOM is lobbying for this because most of the smaller companies in this sector are hit because the STP tax holiday is going away but I think the government has already extended by one more year and they want the new government to come in and decide. So I don’t think this government is going to decide on that. Anyway NASSCOM will lobby as usual to make sure that the tax holiday is extended.

Kris Gopalakrishnan

We will have the last question and then we will have to move to the event outside.

Balaji

The guidance that you have revised, is it on the basis of the rupee appreciation or is it because of the impact of the crisis?

Kris Gopalakrishnan

So there are 2 parts to the revision in the dollar guidance. One part is due to the depreciation of major currencies against the dollar which includes pounds sterling, Euro, Australian dollar and things like that and that’s about 3%. So if you look at it in constant currency terms, the 19%-21% which we gave at the beginning of the year looks to be 16%-18%. The remaining 3% is due to our cautious outlook to the economic environment we are seeing today especially in the last 2 weeks or 3 weeks and it is unfortunately continuing, the situation we see around us and that’s why we are cautious about our outlook in the near term.

Balaji

This is at the macro level. Could you tell us specifically Mr. Gopalakrishnan the exposure of US of Infosys with respect to clients in the US market in the BFSI getting impacted. Do you see that those clients which have been impacted by the crisis, having a re-look at the IT spending budgets on quarterly basis because they are in the third final quarter of this calendar year.

Kris Gopalakrishnan

See the impact of this global, it is not restricted to any particular region. I don’t think any region or any country is not impacted, unfortunately everybody is getting impacted. Our own revenue in Q2 in almost all segments has been healthy. Growth has been there in BFSI also. If you do constant currency, BFSI has grown 3% in Q2 in constant currency terms. So we have seen growth in our BFSI space last quarter also. Now going forward, I think it is too early to talk about IT budgets for next year. This year’s budgets are there. There may be some delay but budgets are already there and some companies are continuing to spend. They did spend with us in Q2. In Q2 we saw good growth, 6.5% volume growth, 5.3% revenue growth in dollar terms. In rupee terms of course 11.6% of course, that is where we got help from the depreciating rupee.

Balaji

Are you including the nondiscretionary with respect to your clients or the discretionary in spending?

Kris Gopalakrishnan

So both, actually we are seeing opportunities in nondiscretionary as well as discretionary. And if you consider M&A etc., that is discretionary and we are seeing traction.

Kris Gopalakrishnan

So unfortunately, we will have to close at this point. Thank you all very much for coming. We will see you all again next quarter end. There is an event outside as well as lunch. Please join us in this celebration. It is a very important milestone for Infosys. Mr. Narayana Murthy and Mr. Nandan Nilekani will also join us so it will be a wonderful event and please join us for this.